                                                      PAPER A

                                  Investing in People--Managing Ontario's Finances

                                                 The Plan for 2005

Introduction

STRENGTHENING ONTARIO BY INVESTING IN PEOPLE
The 2005 Budget strengthens the province by investing in people while continuing to bring discipline to the management of their hard-earned tax dollars. The government is continuing to make key investments in Ontarians' education and skills, health and prosperity. In particular, the Budget features
$6.2 billion in cumulative new investments in postsecondary education, including $683 million in
2005-06, rising to $1.6 billion by 2009-10.  Education is the single most important investment required to build a strong economy in the 21st century.  Only jurisdictions with highly educated, skilled and innovative people will attract investments and value-added jobs.

The deficit has been reduced by $2.5 billion, from $5.5 billion in 2003-04 to $3.0 billion in 2004-05.
The Province's plan, which includes historic and long-term investments in postsecondary education, is to eliminate the deficit no later than 2008-09. A balanced budget will be achieved one year earlier, if the reserve is not required in 2007-08.

The 2004 Budget introduced a new approach: Budgeting for Results.  Ontarians know, and understand, that increased spending alone does not guarantee better results.  That is why the government constantly reviews the programs it funds against the results they deliver.  The government is also reporting regularly on its progress towards achieving expected results, so that Ontarians know what they are getting in return for their investments in education, health care and a strong economy.

This Budget builds on the plan laid out in the 2004 Ontario Budget. It builds on the progress that has been achieved for people through that plan.  The government is getting results. For example, class sizes in Ontario's schools are getting smaller in the early grades and test scores are going up.
Ontarians have improved access to better health care, through: the approval of 52 Family Health
Teams and three networks of Family Health Teams; the upgrade of seven MRI and 27 CT scanners; an additional 5,380 surgical procedures, including 1,700 cancer surgeries; and a record $1.3 billion investment in home care in 2004-05. A total of 108,000 new jobs have been created over the past year, substantial investments have been made in the province's infrastructure, and the Ontario Automotive
Investment Strategy is being successfully used to leverage billions of dollars in new investment in one of Ontario's most important sectors.

The plan is working. Real progress is being made in overcoming both of the deficits that were inherited by this government: the largest fiscal deficit since 1996-97 and the severe deficit in the quality of the public services valued most by Ontarians. There is reason for hope and optimism, but no room for complacency. Much work remains to be done. This Budget is the foundation for that work. It represents the next phase in the plan to ensure that Ontario is the place to be, for years to come.

A STRONG FISCAL FOUNDATION: REDUCING THE DEFICIT
A strong fiscal foundation is essential to Ontario's prosperity. Ever-increasing deficits threaten the viability of the public services Ontarians deserve, from the schools that educate their children to the home care that seniors depend upon. In addition, it is unfair to saddle the next generation with the cost of today's consumption.

But prior to the government assuming office, there were several years during which Provincial program spending grew much faster than the rate of growth in taxation revenue.  In fact, between
2000-01 and 2003-04, Provincial program spending increased by 21 per cent, while taxation revenue actually declined by 0.7 per cent.  This imbalance between the growth in Provincial program spending and taxation revenue created the conditions for a structural deficit that resulted in a deterioration of the
Province's finances.  In October 2003, an independent review of the Province's finances by former
Provincial Auditor Erik Peters concluded that the newly elected government was inheriting a significant deficit for 2003-04, which has since been confirmed to be $5.5 billion.

The 2004 Budget outlined the government's plan to eliminate the deficit and ensure responsible fiscal management of the Province's finances. This Budget provides an update on the Province's progress and outlines the next phase of the plan.

An important part of that plan is to modernize the way in which government operates and delivers public services in Ontario.  The 2004 Budget announced the government's intention to undertake a rigorous review of all government programs to ensure they are being delivered in a cost-effective and efficient manner, and to find savings of $750 million in 2007-08.  The government has already identified over half of this savings target.  As more than 80 per cent of Provincial program spending is in the form of transfer payments to individuals and organizations such as the government's broader public-sector (BPS) partners, modernization efforts are being pursued across the entire BPS to make more efficient use of public tax dollars.

The interim outlook for 2004-05 forecasts a deficit of $3.0 billion--a $2.5 billion reduction from the previous year, and an in-year improvement of $3.1 billion from the $6.1 billion deficit projected for
2004-05 in the 2004 Budget.

The government's medium-term fiscal plan aims to reduce the Provincial deficit from the $5.5 billion recorded in 2003-04 and $3.0 billion in 2004-05 by setting steadily declining deficit targets of
$2.8 billion in 2005-06, $2.4 billion in 2006-07, $1.5 billion in 2007-08, and achieving a balanced budget no later than 2008-09. A balanced budget will be achieved one year earlier, if the reserve is not required in 2007-08.

This paper provides an overview of the following:

o    Section I:       Strengthening Ontario by Investing in People:  Early Learning, Education,
                      Postsecondary Education, Health and Infrastructure;
o    Section II:      Ontario's Fiscal Plan;
o    Section III:     Details of the Fiscal Plan--Ontario's Medium-Term Fiscal Outlook; and
o    Section IV:      Making Progress: Modernizing Government.

Additional information on Ontario's finances can be found in Appendix 1, Details on Ontario's
Finances.

Section I:  Strengthening Ontario by Investing in People:
Early Learning, Education, Postsecondary Education,
Health and Infrastructure

In the 21st-century global economy, Ontario's people are its greatest asset. Future prosperity depends on the education, skills and health of the people of Ontario, and the infrastructure that supports them.

This section looks at the plan for early learning, schools, colleges, universities, apprenticeship and training programs, health care and infrastructure--the pillars that will support future prosperity.

EARLY LEARNING: BEST START
Children need the best start in life to achieve their full potential--and for Ontario to achieve its full potential. Research supports the view that the early years have a significant influence on a child, from the development of social skills to the ability to learn and succeed.

Despite this knowledge, there has been a lack of investment in high-quality child care and early learning programs, especially over the last decade.

For many working families who want access to quality licensed child care, spaces are hard to find and fees are too expensive. They deserve better. They deserve affordable access to child care and early learning programs.

The government's goal is to ensure that children in Ontario will be ready and eager to achieve success in school by the time they start Grade 1.

To date, the government has:

o    created 4,000 new subsidized child care spaces in 2004-05 across the province;
o    announced demonstration sites for a comprehensive Best Start plan in Timiskaming, Lambton and
     Kent, and Hamilton;
o    repaired child care facilities and improved learning resources and equipment at child care centres, through investments of $29 million since 2003-04;
o    eliminated restrictions on access to child care fee subsidies for parents with RRSPs and RESPs, making more families eligible for subsidies;
o    strengthened infant hearing and preschool speech and language programs to identify, treat and support children with communication disorders by investing $6 million in 2004-05; and
o    screened all consenting mothers and newborns and provided home visits for mothers of newborns with developmental or other risk factors through investments of $8 million in 2004-05.

These changes are part of the Province's longer-term vision--known as Best Start--as announced b the Minister of Children and Youth Services.

The next phase of the plan is as follows:

To continue to implement Best Start, and increase the number of children arriving at school ready to learn, the Province will work in partnership with parents, municipalities, schools, communities and early childhood educators.

[A bar graph showing Ontario's child care planned expense, operating and capital,
 in millions of dollars for the fiscal years ended 2000-01 to 2007-08.]

The recent federal budget proposed that the
federal government would provide Ontario
with an additional $272 million in 2005-06,
rising to $451 million by 2007-08, as part of
a national early learning and child care
framework.  Over the next three years, the
Province will use all existing Multi-Lateral
Framework and recently proposed new
federal contributions to expand child care
and early learning opportunities, with
priority for children aged four and five.
Without these federal transfers, Ontario will
not be able to move aggressively in investing
in this important area.

With these federal transfers:

o    combined Provincial operating and capital spending on child care will more than double compared to spending levels in 2003-04;
o    by the end of 2007-08, the Province will significantly increase the number of licensed child care spaces at or near schools so that junior and senior kindergarten students can benefit from a seamless full day of learning and child care;
o    affordability of child care will be improved through the redesign of child care subsidies, and by increasing the number of families that can access child care fee subsidies; and
o    the learning experience of children in child care will be enhanced through the creation of a new
     College of Early Childhood Educators to establish high standards in this profession.

The Province will consult with experts and communities to develop early learning strategies to ensure strong linkages between the child care and kindergarten learning experience.

When fully implemented over 10 to 15 years, Best Start envisions extending a full day of learning beginning at age two and a half. Additional and sustained federal contributions are needed if Ontario is to implement the full Best Start vision.

EDUCATION: SUCCESS FOR STUDENTS
Schools pass on to children the knowledge that Ontarians all value--and the values they all acknowledge. That is why making publicly funded education the best education is essential to building a bright and promising future for all of Ontario. This is how Ontario can build the best workforce and the strongest society.

Between 1998 and 2003, funding did not keep up with cost pressures facing school boards. Schools struggled to introduce innovations needed to best serve students and their families.  The 2004 Budget laid out a plan for student success. It provided predictable, multi-year funding to help students succeed, while bringing peace and stability to the system. This funding ensures school boards have sufficient resources to lower class sizes, hire more teachers, meet operating costs, maintain school facilities, provide up-to-date textbooks and reach out to more students at risk.  It allows the Province to cap class sizes at 20 students from junior kindergarten (JK) to Grade 3 by the 2007-08 school year.

The government is focusing on achieving two key results. The first result is high levels of achievement in literacy and math for every student before age 12. Students who do well in the early grades are far more likely to complete high school and keep learning beyond high school, in a college or university, apprenticeship or training program. The second result is to lower the dropout rate through the Learning to 18 strategy. Currently, about 30 per cent of all students entering high school leave without graduating.

The government's goals are to:

o    increase the percentage of Grade 6 students performing at or above the standard on the Provincial reading and math tests to 75 per cent by 2008;
o    improve the performance of those schools where two-thirds or more of the students do not meet the Provincial standard in Grade 3 reading tests; and
o    reduce the number of students who leave high school without a diploma.

To date, the government has:

[A bar graph showing the percentage of Grade 3 students achieving provincial school standards (school-year basis)
 for reading, writing and math for the fiscal years 2000-01 to 2003-04.]

o    provided support to help Grade 3 and
     Grade 6 students achieve the first
     improvements in the Provincial literacy
     and math tests in three years;
o    provided support in 2004-05 to an
     additional 57 schools that fell below the
     Provincial average on literacy and math
     tests, bringing to 100 the total number of
     schools receiving help from turnaround
     teams of experts in literacy and math;

o    completed training of 8,000 Lead Teachers in literacy and math for JK to Grade 3, which is the equivalent of two teachers for each elementary school. Training is underway for another 8,000
     Lead Teachers and for all other elementary classroom teachers in literacy and numeracy instruction.
o    hired 1,100 new teachers, resulting in smaller class sizes in about 1,300 schools, as a first step in the plan to reduce class sizes in JK to Grade 3 to 20 students per class, through an investment of
     $90 million in the 2004-05 school year;
o    invested $45 million in 2004-05 in equipment to strengthen technological education programs in high schools;
o    invested $1 million in school-college-work initiatives to promote college education among at-risk high school students, increasing to $2 million in 2005-06;
o    invested $18 million in more than 100 programs to increase high school graduation rates;
o    funded designated leaders in each school board to develop and co-ordinate programs for at-risk youth in order to increase graduation rates; and
o    extended the Ontario Scholar Program to include workplace- and college-bound students.

These improvements were achieved by providing school boards with more than $650 million in additional Grants for Student Needs (GSN) funding in the 2004-05 school year, compared to 2003-04.

The next phase of the plan is as follows:

[A graph showing grants for student needs (school-year basis)
 in billions of dollars for the fiscal years 2000-01 to 2007-08.]

o    Over the next three years, the Province
     will continue to implement its plan,
     announced in the 2004 Ontario Budget,
     to make substantial investments in
     education.  By 2007-08, the Province
     will provide $2.4 billion in new GSN
     funding to school boards compared to
     2003-04 levels, an increase of more than
     15 per cent on a school-year basis.
     Average per-student funding will
     increase by more than $1,250 or 16 per
     cent to almost $9,200.
o    In 2005-06, funding will increase by
     almost $650 million, to $16.9 billion, or
     8.4 per cent higher than the 2003-04
     school year.
o    In addition to Grants for Student Needs, the Province will also provide $250 million in 2005-06 for specific programs to increase literacy and numeracy levels and high school graduation rates.
o    Four-year collective agreements are being negotiated across the province between teachers and school boards, within an agreed-upon Provincial framework, bringing peace and stability to
     Ontario schools.

o    Annual Good Places to Learn funding, announced in February 2005, will allow school boards to undertake $4 billion in projects over the next three years, including school construction, facility repairs and renewal.
o    The Province will implement the next steps in achieving a cap of 20 students per class for JK to
     Grade 3.
o    The Province will also provide funding to hire specialist teachers in support of higher literacy and math achievement and to increase programming in physical education, music and the arts.
o    The Province is implementing a Learning to 18 strategy in 2005-06 that will include funding to school boards for additional teachers to assist struggling students.  It will also include an improved
     Grade 9 math curriculum that will maintain high standards and be more suitable for applied programs, and new Grade 9 and 10 courses will provide students with more opportunities to acquire credits.
o    The Province will work closely with school boards to review board business practices and to implement strategies to ensure the effective use of education funding.  For example, the Province will assist school boards to work collaboratively to reduce costs in purchasing, transportation and capital planning.

Overall, the Province's education plan will provide $2.9 billion in additional GSN funding to support school boards and to provide targeted literacy and numeracy programs, compared to the funding levels in September 2003.

REACHING HIGHER: THE MCGUINTY GOVERNMENT PLAN FOR POSTSECONDARY
EDUCATION
Ensuring the best start for the children of Ontario, and ensuring that public education is the best education, is essential to people's success and the future of Ontario. But it must not stop there. If
Ontario is to achieve its full potential, it is critical to reach higher when it comes to postsecondary education. Ontario's colleges, universities and training programs must equip people for success by preparing them to generate the ideas, products and jobs that will ensure future prosperity--the prosperity that funds the social programs that keep society strong. A strong postsecondary education also provides each individual with the opportunity to achieve his or her full potential. Unfortunately,
Ontario's colleges and universities are under-resourced--revenues have not kept up with enrolment and the costs associated with a 21st-century postsecondary education system. This has a number of implications, including the fact that Ontario has fewer students who earn postgraduate degrees compared to many U.S. jurisdictions.

In the 2004 Budget, the government asked former Premier Bob Rae to undertake a review of postsecondary education in Ontario.  His recommendations, delivered in February 2005, are consistent with the government's strategic direction of strengthening the province by investing in its people.

This Budget announces the McGuinty government's action plan for colleges, universities and training, highlighted by a new $6.2 billion cumulative investment, including an additional $683 million in
2005-06, rising to $1.6 billion by 2009-10. That will represent a 39 per cent increase compared to the

2004-05 funding base.

This is a historic, multi-year investment in postsecondary education--the largest in 40 years. The
Province expects that this investment will yield the largest improvements in 40 years.

It is an essential investment--one that will translate into a competitive advantage, economic growth, and a higher standard of living for Ontario. The brains and know-how of a skilled workforce are the competitive edge of the 21st century. Ontario requires a postsecondary education and training system that is among the best in the world.

With the Reaching Higher investments, the people of Ontario will see improved access and quality in postsecondary education, better facilities, and postsecondary institutions will be held accountable for accomplishing these objectives.

The Reaching Higher plan will deliver:
Access
o    More student financial assistance.
o    Increased enrolment in colleges and undergraduate university programs.
o    Increased graduate student enrolment.
o    Increased enrolment in medical schools.
o    Increased apprenticeship positions.
o    More new Canadians who are better able to contribute their skills to Ontario's economy.
Quality
o    More faculty.
o    More time for faculty to spend with their students.
o    More innovative research.
o    Better resources and improved pathways for students.
Accountability
o    A proposed new Higher Education Quality Council of Ontario charged with identifying performance targets for the postsecondary education system.
o    Agreements between the government and postsecondary institutions that ensure that these results are achieved.
     Funding will be contingent upon these results.
---------------------------------------------------------------------------------------------------------------

The government's goals are:

o    Access--enhanced student financial assistance, increased enrolments, and expanded opportunities for aboriginals, francophones, new Canadians, persons with disabilities and "first generation"
     students whose parents did not attend postsecondary institutions.
o    Quality--the postsecondary education and training system will be one that achieves the highest standards in teaching, research and student learning experience, resulting in the skills and innovation that will support economic growth.

o    Accountability--targets and measures will be set to monitor the quality and performance of the postsecondary education sector.

To date, the government has:

o    frozen tuition fees for 2004-05 and compensated colleges and universities for the revenue loss;
o    expanded access to student financial assistance, benefiting over 50,000 students;
o    increased funding for nursing education by $15 million in 2004-05, including funding to enhance the qualifications of nursing faculty;
o    introduced a new Apprenticeship Training Tax Credit of up to $5,000 for each of the first three years of an eligible apprenticeship; and
o    provided additional support for apprenticeships, at-risk youth and bridge training for new
     Canadians.

The next phase of the plan for Access is as follows:

o    Improve student financial assistance so that 135,000 low- and middle-income students benefit from enhancements in 2005-06. This includes 32,000 students who will benefit from a new low-
     income tuition grant. The grant will provide up to the lesser of $6,000 or 100 per cent of their tuition for 16,000 first-year dependent students in co-operation with the federal government and the Canada Millennium Scholarship Foundation. To further enhance student support, Ontario will fund a grant of up to the lesser of $3,000 or 50 per cent of their tuition for 16,000 second-year dependent students.
o    Continue tuition freeze for 2005-06 and begin work immediately with students, colleges and universities on a new tuition framework to be in place by September 2006.
o    Significantly increase enrolments at colleges and universities.
o    Improve access and success of under-represented groups including francophones, aboriginals, persons with disabilities and students whose parents did not attend postsecondary institutions.
o    Substantially expand graduate education by 12,000 full-time students by 2007-08 and 14,000 students by 2009-10.
o    Expand new first-year medical education spaces by 15 per cent.
o    Increase the number of new annual entrants into apprenticeship by 7,000, reaching 26,000 new entrants in total by 2007-08.
o    Increase the number of internationally trained people qualified to work in Ontario.

The next phase of the plan for Quality is as follows:

o    Increase faculty at colleges and universities to accommodate higher enrolment and improve student success.
o    Improve student experience through better student/faculty interaction and learning support systems.
o    Achieve higher student retention and completion rates.
o    Improve pathways for students and increase collaboration between Ontario colleges and universities.

The next phase of the plan for Accountability is as follows:

o    Improve system performance and result measures, including quality and access, through a proposed new Higher Education Quality Council of Ontario and new bilateral performance agreements with postsecondary institutions.
o    Improve public reporting of system-wide performance and results.

Reaching Higher Investments
By 2009-10, Ontario will provide $6.2 billion in new cumulative investments for postsecondary education and training through the Reaching Higher plan. By 2009-10, new investments will rise to
$1.6 billion, a 39 per cent increase compared to the 2004-05 funding base.

As the new plan is implemented, Ontario needs a strong commitment from all partners: the federal government, parents and students, colleges and universities, employers and workers, and alumni.
Strong partnerships will mean that results will be achieved faster.

Reaching Higher: New Ongoing Operating Investments*
($ Millions)
--------------------------------------------------------------------------------------------------------------
                                                                                                    Cumulative
                                  2004-05    2005-06    2006-07    2007-08    2008-09    2009-10         Total
                              --------------------------------------------------------------------------------
Student Financial Assistance          150        192        241        282        314        358         1,537
Operating Grants to Colleges           50        447        732        932        958      1,156         4,275
     and Universities
Training and Apprenticeship             -         44         62         86         87         87           366
     and Other Initiatives
Total New Investment                  200        683      1,035      1,300      1,359      1,601         6,178
--------------------------------------------------------------------------------------------------------------
*    Increase over 2004-05 base funding, which is the 2004-05 Interim excluding $200 million in expenditures provided for the Ontario
     Student Opportunities Trust Fund, endowments for graduate fellowships and faculty research chairs, and college stabilization.
Source: Ontario Ministry of Finance.
                              --------------------------------------------------------------------------------

To initiate the plan in 2004-05, the Province provided $200 million in operating funding:

o    $100 million to create endowments at universities that will provide fellowships for outstanding graduate students;
o    $50 million for the Ontario Student Opportunities Trust Fund (OSOTF) to match private-sector donations for student financial assistance;
o    $25 million to help stabilize colleges experiencing financial difficulties; and
o    $25 million to endow new faculty chairs for research and improve graduate education.

In addition, the Province provided $250 million in one-time capital funding in 2004-05:

o    $200 million to begin needed repairs to college and university buildings; and
o    $50 million to improve college equipment.

Student Financial Assistance
Ontario is taking immediate steps to ensure that all eligible students can afford postsecondary education.

The government will:

o    provide $192 million in new investments in 2005-06 to enhance student financial assistance.  By
     2009-10, new investments for financial assistance will reach $358 million, more than double the base funding provided in 2004-05.  Student loan programs will be enhanced and new grants will be made available;
o    as a first step, join with the federal government to expand eligibility for student loans and increase
     Ontario weekly loan amounts from $110 to $140 for single students.  Ontario will also reduce how much money middle-income parents are expected to contribute to their children's education, expand interest relief and recognize computer costs in student loan needs assessments;
o    establish a new Millennium-Ontario Access Grant through an agreement with the Canada
     Millennium Scholarship Foundation to enhance access for low-income students. In co-operation with the Foundation, 16,000 eligible first-year students will receive grants of up to $3,000. When combined with the new low-income grant being provided by the federal government, eligible first-
     year students could receive a total grant of up to the lesser of $6,000 or 100 per cent of their tuition. Ontario will further enhance student financial assistance by funding a low-income tuition grant of up to the lesser of $3,000 or 50 per cent of their tuition for 16,000 eligible second-year students;
o    implement these various student assistance program changes in the fall of 2005, benefiting approximately 135,000 low- and middle-income students this year;
o    provide $50 million annually to match funds raised by colleges and universities to establish endowments for student financial assistance.  A new Ontario Trust for Student Support will be based on an allocation method that takes into consideration the limited fundraising capacity of smaller institutions; and

o    continue to work with the federal government to broaden and expand student assistance in
     2006-07 and beyond.

Enhanced Opportunity
The government will support new strategies to provide greater opportunity for those who have not traditionally benefited from postsecondary education.

o    $10 million in 2005-06, rising to $55 million by 2009-10, will be provided to institutions to undertake new programs and outreach in order to improve participation in postsecondary education by all under-represented groups including francophones, aboriginals, persons with disabilities and those who would be the first in their families to attend college or university.  Part of this funding will be used to help French-language colleges and bilingual universities foster a more vibrant francophone postsecondary education community in Ontario.
o    Northern and rural colleges will be provided with $20 million in new funding by 2007-08 to increase access to high-quality programs in their communities.
o    A new community-based nursing education program in northern Ontario will be piloted.
o    A new strategy to attract more international students and to encourage study abroad for Ontario students will be implemented.

New Funding for Postsecondary Institutions
In this Budget, the government is providing significant multi-year increases to operating grants to colleges and universities.  By 2009-10, the Province will make new cumulative investments of
$4.3 billion to improve postsecondary education. To ensure that these investments achieve measurable results, the Province will work with colleges and universities to establish performance measures, including targets for hiring new faculty, accommodating higher enrolments and improving student success.

[A bar graph showing the operating grants to colleges and universities
 in billions of dollars for the fiscal years 2004-05 to 2009-10.]

College and university operating grants in
2005-06 will be $447 million or 14 per cent
higher than 2004-05 base funding.  In
2009-10, new ongoing investments will
reach $1.2 billion, or 35 per cent higher than
base funding in 2004-05.

These new operating investments in colleges
and universities will fund enrolment growth,
expand graduate education and create new
faculty positions.  The investments will result
in improvements to the student learning
experience by increasing contact between
faculty and students, and by providing better
student services, and will result in higher quality research.  Overall, quality will improve. The government's expectation is that this historic investment will not simply be used to enrich compensation packages within the system.

Key initiatives include:

o    expanding graduate education to help make a place for double-cohort students and address faculty shortages through new investments of $220 million annually by 2009-10;
o    increasing the number of new first-year spaces at medical schools by 15 per cent and improving the quality of medical education by providing $95 million in new funding;
o    providing capital support to ensure that medical schools and graduate departments can accommodate the increased number of students;
o    proposing to establish a Research Council of Ontario to advise on and co-ordinate research priorities and allocate funding based on these priorities; and
o    working with postsecondary institutions to ensure that the student experience is enhanced.

Universities will also be able to apply for Ontario Strategic Infrastructure Financing Authority loans for investments that support their work as world-class educators and innovators.

Greater Accountability
The government's new investments will be tied to performance and results targets.

o    Multi-year agreements between the government and institutions will set out, among other expectations, enrolment and quality improvement targets.
o    The government proposes to establish a new arm's-length Higher Education Quality Council of
     Ontario that would take a lead role in supporting quality improvement in postsecondary education.
     The Council would undertake research on indicators and outcomes, advise on system-wide results, and report on system performance.
o    The government proposes to make Ontario's universities subject to the provisions of the Freedom of Information and Protection of Privacy Act and to ensure that Ontario publicly funded postsecondary institutions are transparent and accountable to the people of Ontario while, at the same time, respecting academic freedom and competitiveness.

An Effective Partnership with the Federal Government Will Accelerate the Plan
The government is committed to its new plan for postsecondary education and training.  A full and effective partnership with the federal government would allow the Province to move more quickly to implement the Reaching Higher plan.  Ontario is the economic engine of Canada. Investments in postsecondary education are a vital part of Ontario's future economic growth, which will benefit all of
Canada.

o    Ontario could make faster progress in improving postsecondary education if the federal government responds positively to Ontario's call for a restoration of funding for postsecondary education. In addition, Ontario is asking the federal government to join with Ontario to enhance student financial assistance and funding for research and graduate studies.
o    Ontario also needs to establish immigration and labour-market agreements with the federal government. Through these agreements, new funding and transfers will support labour-market training and other services for new Canadians.

Creating a Responsive Training and Apprenticeship System
Ontario recognizes that a responsive training and apprenticeship system, including effective programs for new Canadians and at-risk youth, is another key element for success in today's global economy.

This Budget builds on current programs with new training investments that reinforce the government's priorities.

o    An additional $17.5 million annually by 2007-08 to create more systematic and supported access to labour-market services for two priority client groups: new Canadians and prospective apprentices.  New services will be part of the new One-Stop Training and Employment System, a more seamless and co-ordinated service delivery network currently being implemented, as announced in the 2004 Budget.
o    $2.5 million per year to expand Ontario's current Bridge Training programs, supporting additional projects to assess competencies, and to provide training and work experience for skilled new
     Canadians.
o    $4 million over the next two years for colleges to pilot improved processes and programs that will help new Canadian students better access college training.
o    $1 million over two years to pilot programs with employers to help them better recognize and use the skills of new Canadians. The first pilot will support the Toronto Region Immigrant
     Employment Council (TRIEC) for outreach with employers in the Greater Toronto Area.

In order to protect the interests of students and set standards for quality, the government intends to introduce legislation that would, if enacted, enhance the regulation of the operations of private career colleges that offer vocational training to more than 35,000 students.

Reaching Higher Will Mean Tangible Benefits
The government is committed to achieving the goals of access, quality and accountability.  This
Budget provides new multi-year investments to achieve these goals.  Working with all its partners,
Ontario will offer higher education that will be among the best in the world.  A skilled workforce will support continued economic strength in Ontario.

In conclusion, the Reaching Higher plan will result in tangible benefits:

o    Doubling the funding available for student assistance by 2009-10, with 135,000 low- and middle-
     income students immediately benefiting this year from the new tuition grant, higher weekly loans and reduced parental contributions to student assistance, allowing students to reach higher.

o    Significantly more college and university students enrolled and preparing for the jobs of tomorrow, creating the economic growth of tomorrow.
o    Assured quality teaching and an improved student learning experience, which will be competitive with the best in the world.
o    14,000 more graduate students by 2009-10, creating knowledge and ideas for economic growth and ensuring Ontario's role as a North American leader in research and innovation.
o    More doctors through a 15 per cent expansion of first-year medical education spaces.
o    Thousands more new Canadians able to contribute their skills to Ontario's economy.

HEALTH: BETTER ACCESS TO BETTER CARE
Ontario's greatest asset is its people. And Ontarians' greatest asset is their health. The government's plan is to do more to help people stay healthy, to better care for them if they do become sick, and to do what is necessary to ensure medicare is sustained for generations to come.

A publicly funded health care system defines what it is to be Canadian. It is one of the ways Canadians care for one another. But it is even more than that. It is a competitive advantage for Ontario--one that helps attract investment and jobs, especially in light of the soaring cost of private medical insurance that is often cited when job creation lags in the United States.

The 2004 Ontario Budget recognized the importance of health to Ontarians. It laid out a plan to:

o    promote better health and prevent illness;
o    improve access to doctors, nurses and other health professionals;
o    shorten wait times for key services;
o    modernize health infrastructure; and
o    increase efficiency and accountability in the health care sector.

[A bar graph showing operating spending for the Ministry of Health and Long-Term Care
 in billions of dollars for the fiscal years ended 2003-04 to 2007-08.]

Progress is being made in all of these areas,
and the 2005 Budget builds on this plan. By
2007-08, an additional $4.8 billion will be
invested in health care programs and services
than in 2004-05. But this Budget, like its
predecessor, recognizes that money alone is
not the answer. Fundamental change is
needed to ensure that Ontarians' health needs
can be met and the "medicare advantage"
preserved.

Change is needed because health care costs continue to grow at unsustainable rates. In fact, as
Ontario's population grows and ages, and new medical advances are discovered and put into practice, health care costs continue to grow faster than the economy. That is why the government continues to balance the need to slow the rapid rate of growth in health care spending with the need for targeted investments in key service areas. It is critical to sustain medicare for future generations while, at the same time, ensuring its responsiveness to the needs of Ontarians today.

What follows is a step-by-step look at the progress made--and the next phase of the plan--for each of the goals first identified in the 2004 Budget.

Keeping Ontarians Healthy
The government's goal is to promote better health and prevent illness.

To date, the government has:

o    added three new vaccines free of charge (for chicken pox, meningococcal meningitis and pneumococcal disease) to the recommended schedule of routine childhood immunizations.
     Last year, over 800,000 vaccinations were administered, saving families up to $600 per child;
o    introduced legislation that, if passed, will prohibit smoking in all enclosed workplaces and public places in the province as of May 31, 2006;
o    funded an ad campaign to motivate smokers to quit. Provided additional funding to the Smokers'
     Help line, run by the Ontario Division of the Canadian Cancer Society, to expand their hours of service. Also created stupid.ca, an anti-smoking campaign created by youth, for youth;
o    directed school boards to remove all junk food from vending machines in elementary schools to encourage young people to make healthy food choices;
o    established ACTIVE2010, a program to help local and not-for-profit organizations provide and enhance opportunities for physical activity and community sport and recreation.  As well, in the fall of 2004, Pause to Play was launched to encourage children and youth to make physical activity a regular part of their daily lives;
o    supporting healthy, active lifestyles by reconnecting school gyms and fields to neighbourhood non-profit groups through an annual investment of $20 million to cover the incremental costs of community use of school facilities;
o    increased the Provincial share of public health unit costs from 50 per cent in 2004 to 55 per cent in January 2005, rising to 65 per cent by January 2006 and to 75 per cent by January 2007, supporting the importance of these units in the Provincial health system and improving the management of infectious disease outbreaks; and
o    launched Operation Health Protection, a three-year action plan that contains the most comprehensive changes to the public health system since the 1980s.  This action plan will review the governance and accountability structure of public health units; increase the number of medical and scientific personnel; establish a committee of experts to provide advice to the Chief Medical
     Officer of Health on prevention, surveillance and control of infectious diseases in Ontario; and has established new communications and information technology (IT) capabilities within public health units.

The next phase of the plan is as follows:

o    Improving access to community support services for seniors, frail elderly people and people with physical disabilities.  By 2007-08, over 232,000 Ontarians will receive support in their community. A co-ordinated and integrated support system will allow people to continue to live in their communities rather than having to be admitted to institutions.
o    Expanding the capacity of the mental health system to provide counselling, crisis response and early intervention for almost 79,000 more individuals in need of mental health services in the community by 2007-08.
o    Enabling health care providers in hospital emergency departments to electronically access the drug history records of Ontario's drug program recipients by 2007-08. This electronic access will help to speed up the process of diagnosis and treatments, as well as reduce the incidence of drug-related adverse medical reactions and unnecessary hospital admissions.
o    Initiating a new patient drug information program among pharmacists, doctors and patients to improve management of patients' medications.

Improving Access
The government's goal is to improve access to doctors, nurses and other health professionals.

To date, the government has:

o    approved 52 Family Health Teams (FHTs) and three networks of FHTs to improve access to primary care for over one million Ontarians in 47 communities. This exceeds the original target for this spring, which had been 45 FHTs. Family Health Teams include doctors, nurses and other health professionals working together to keep patients healthy and provide comprehensive care when they need it;
o    begun expansion of primary care services to 350,000 Ontarians through Ontario's 54 Community
     Health Centres by investing an additional $30 million over two years from 2003-04 to 2005-06;
o    provided $12 million in 2004-05, growing to $26 million in 2005-06, to train up to 200
     International Medical Graduates (IMG) to increase the number of doctors in Ontario and conducted the largest clinical assessment of foreign-trained physicians ever held in Canada.
     Through IMG-Ontario, an assessment, training and placement centre, internationally trained doctors can become qualified to practise medicine in Ontario;
o    signed a new four-year agreement with the Ontario Medical Association that will help bring more doctors to underserviced communities; encourage physicians to care for additional patients;
     provide more preventive care such as helping Ontarians quit smoking, screening for cancer, and managing chronic diseases, including diabetes; support physician services to reduce wait times for cancer care, cardiac care, hip and knee replacements and cataract surgeries; and promote more efficient use of hospital resources;
o    funded more than 3,000 new nursing positions in hospitals, long-term care homes, home care and community care agencies in 2004-05;
o    funded initiatives to improve working conditions and educational and professional opportunities for nurses including $60 million to purchase 11,000 bed lifts to help reduce on-the-job injuries;

     $10 million for continuing education programs delivered by nursing associations; and $10 million over four years to increase the number of fully qualified faculty available in postsecondary institutions to educate tomorrow's nurses;
o    improved health care in northern and remote communities by investing $14 million in 2004-05 in telemedicine technology.  With this funding, 28 new sites were opened, bringing the total number of hospital sites equipped with telemedicine technology to 168 sites across Ontario; and
o    invested a record $1.3 billion in home care last year to provide services to almost 454,000
     Ontarians, including services for an additional 21,400 acute care patients.

The next phase of the plan is as follows:

o    Increase the number of Family Health Teams (FHTs) to 150 by 2007-08 to provide access to primary health care services for approximately 2.5 million Ontarians.
o    Expand the number of first-year spaces at medical schools by 15 per cent and improve the quality of medical education through $95 million in funding through the Ministry of Training, Colleges and Universities. This is in addition to the 56 new medical students who will begin their training when the Northern Ontario School of Medicine opens in September 2005. At full capacity, the school will have 224 undergraduate and over 200 residency positions to accommodate graduate students each year.
o    Create 14 Local Health Integration Networks (LHINs) to facilitate the delivery of health care services in Ontario. When fully implemented, it is proposed that the LHINs would plan, co-ordinate and fund local health care services in their areas, putting their patients' needs at the centre of their plans and aligning the resources of the network to support local health care priorities.
o    Support end-of-life care services, including those in residential hospices, for 4,300 adults and children in their communities by investing an additional $39 million this year.

Shorter Wait Times
The government's goal is shorter wait times for key services.

To date, the government has:

o    increased funded hours of operation on existing MRI machines and upgraded seven MRI machines and 27 CT scanners to yield an additional 33,000 or 14 per cent more MRI exams and capacity for a further 81,300 or eight per cent increase in CT scans in 2004-05;
o    carried out an additional 5,380 surgical procedures in 2004-05, including 1,700 cancer surgeries,
     1,680 or seven per cent more hip and knee joint replacement surgeries, and 2,000 or two per cent more cataract surgeries; and
o    gathered wait-time and volume information last year pertaining to cataract surgery, hip and knee replacements, MRI/CT scans and selected cancer surgeries and cardiac procedures to establish a baseline against which progress will be measured.

The next phase of the plan is as follows:

o    As Ontario's hospitals continue to play a key role in the health care system, funding will increase from $11.4 billion last year to $12.0 billion in 2005-06 and to $13.0 billion by 2007-08. The government is moving forward to further modernize the way hospitals are funded. For the first time, individual hospitals will receive service-based funding allocations for more than one year.
o    Nine new or upgraded MRI machines will be operating by the end of 2005-06. When combined with funding for additional hours on existing machines, this will result in 53,200 or 19 per cent more MRI exams being performed this year.
o    In 2005-06, hospitals will provide almost 2,900 more cancer surgeries, 14,000 or 13 per cent more cataract surgeries, almost 7,000 or eight per cent more cardiac procedures and over 4,300 or 16 per cent more hip and knee joint replacements than in 2004-05.
o    A new Web site will provide Ontarians with information on key health care services. By the end of 2006, the Web site will have complete and regularly updated information on wait times for five key health service areas: hip and knee replacements, cataract surgery, cancer surgery, MRI/CT exams and selected cardiac procedures.
o    With the help of experts in each of the key fields, targets will be established for acceptable wait times to ensure timely access to the five key services. As well, based on recommendations from expert panels, process standards and improvements to make hospitals more efficient in their delivery of key health services will be implemented.

Modernizing Health Infrastructure
The government's goal is to modernize Ontario's health infrastructure by updating equipment and expanding the capacity to cope with a growing and aging population.

To date, the government has:

o    provided $61 million to hospitals in 2004-05 to help address infrastructure deficiencies and to maintain the current buildings in good condition; and
o    accelerated 19 projects to expand and renew facilities and to carry out the planning and design work for regional cancer centres in Kingston and Ottawa through an investment of $184 million in
     2004-05.

The next phase of the plan is as follows:

o    Providing funding for new hospital projects over five years that will reduce wait times, provide better services in high growth areas, and modernize older hospitals.

Efficiency and Accountability
The government's goal is to increase efficiency and accountability, as the Province moves towards a health care system that is locally managed, streamlined, cost-effective and focused on results for patients.

To date, the government has:

o    reached service-based performance management agreements with hospitals to help ensure that all hospitals achieve agreed-upon outcomes within allocated resources; and
o    passed legislation to establish the new Ontario Health Quality Council to report annually to the public on results being achieved in the health care sector.

The next phase of the plan is as follows:

o    Work with health care providers and the public to continue to find the best ways to allocate resources, and ensure that spending growth in the health care sector is affordable and delivers the outcomes patients deserve.
o    Continue to press the federal government to provide a fair share of Canada Health Transfer cash funding to meet Ontario's needs.

INFRASTRUCTURE: BUILDING A BETTER TOMORROW
Ontario's economy depends on the strength of its people, and the people of Ontario depend on infrastructure that is modern, reliable, efficient and affordable. Children learn better in schools that are in good repair, and patients cope better in comfortable, up-to-date hospitals. Ontarians' health depends on water and sewer systems that keep them safe from illness. Commuters need reliable public transit and highway systems to travel from home to work.  Businesses need transportation networks to get the resources required to produce goods and services, and to get goods and services to market, especially in an export-based economy.

Ontario's auto sector, for instance, works on a system of "just-in-time" deliveries of inventories.
Instead of expensive warehousing, assembly plants depend on last-minute parts deliveries.  For every minute of delay caused by gridlock on overused highways, productivity is threatened, and so are the jobs and prosperity that Ontarians and the Province depend upon.

Investments in infrastructure have been made over the past 10 years, but, too often, some of the biggest infrastructure needs have been put on hold. That must change. To ensure Ontarians can meet the demands of the 21st century, Ontario's infrastructure must be strengthened before too much of it is beyond repair.

The government is committed to a five-year, $30 billion infrastructure investment plan. This plan includes the Province's own gross capital investment over the next five years, capital funding provided to school boards through operating grants, funding provided through per-diem payments for long-term care homes, funding provided to municipalities through the gas tax for public transit, cost-sharing by partners, and the value of projects that will be paid for over their useful lives.

In July 2004, the government released Building a Better Tomorrow: An Infrastructure Planning,
Financing and Procurement Framework for Ontario's Public Sector, to support the development and implementation of the government's infrastructure investment strategy. The Framework sets out core principles that will be followed whenever the government is procuring any major capital project, including: the public interest must be paramount; value for money must be demonstrable; and
processes must be fair, open and transparent.

Key Objectives

INFRASTRUCTURE PLAN:
Renewing Infrastructure
o    Increasing investment to keep the highway system in a state of good repair in both southern and northern Ontario.
o    Investment to begin to address the infrastructure deficit in schools and postsecondary institutions.
o    New program introduced last year to provide regular funding to hospitals for upgrades and renewal.
o    Upgrading municipal water and wastewater systems and developing a strategy to meet future investment needs.
Building New Infrastructure
o    Funding new, expanded and upgraded hospitals, including many in rapidly growing areas of the province.
o    New spaces in graduate schools and medical schools to accommodate the double cohort and expand the supply of doctors.
o    Major, sustained investment in key transit services, including a 10-year plan to expand and renew GO Transit, five-
     year funding for the Toronto Transit Commission (TTC), and future funding for the Ottawa O-Train.
o    New highway projects to improve access to border crossings and address highway congestion and safety concerns.
o    Investing in the creation of 15,000 new affordable housing units; $300 million over four years for research infrastructure; and numerous new electricity projects.
Managing Better
o    More emphasis on planning and design to ensure that infrastructure projects are well planned and meet future needs, including funding for planning work for transportation, hospital and justice projects.
o    Examine ways to reduce the time required for the planning, design and approval of major transit expansion projects.
---------------------------------------------------------------------------------------------------------------

Furthermore, the government will look to fund capital assets over their service life, rather than funding them upfront as the project is built. This funding practice is consistent with how the government funds its investment in its own assets over each asset's useful life, and provides a more consistent basis for making capital decisions across the public sector.

This approach to infrastructure investment will allow the government to expand hospital and postsecondary infrastructure more quickly than would be possible using traditional funding by:

o    spreading the costs of projects over the useful life of the asset; and
o    avoiding cost overruns by shifting risk to the project contractor and establishing clear accountability.

The government is also investigating ways to encourage Ontario's pension plans to invest in building
Ontario's infrastructure rather than investing Ontario's workers' money abroad.

The government will also review the existing condition of its infrastructure assets, to identify the repairs necessary to protect the service potential of these assets. The Province has recently announced grants to school boards to enable them to finance long-term borrowing for a major investment program to upgrade the condition of Ontario's schools.

The government has provided new support to municipalities to enable them to invest in their own infrastructure. This includes gas tax revenue estimated to be approximately $1.4 billion over the next five years to support capital investments in public transit.  More details on the government's infrastructure plan are included in Paper B, Achieving Our Potential: Progress Towards a New
Generation of Economic Growth.

The Province will continue to urge the federal government to make sustained financial investments in
Ontario's infrastructure to support economic growth, key public services and sustainable development.
The Province will also seek more flexibility from the federal government on cost sharing, so that the federal government contributes a larger share of funding for some projects.

Asset Review
The Province needs to find new ways of meeting its infrastructure priorities. As part of meeting this challenge, the Province is reviewing its existing investment in Provincial assets to ensure that they continue to serve the needs of the public. Any decisions made by the Province with respect to the strategic management of its assets will be guided by protecting the public interest, value for money and meeting government priorities.

It is never appropriate to sell assets to pay for ongoing operating expenses. Any net proceeds of sales of government assets will, therefore, be invested in priorities that are of lasting value. As a first priority, the proceeds of strategic asset management will be used to improve the condition of existing infrastructure and to provide new infrastructure.

Ontario Strategic Infrastructure Financing Authority (OSIFA)
The Ontario Strategic Infrastructure Financing Authority (OSIFA) is an innovative financing vehicle that provides Ontario's municipalities and other broader public-sector partners with access to low-cost and longer-term loans to renew and build critical public infrastructure.  To date, OSIFA has committed to provide 166 municipalities with $2.1 billion in low-cost and longer-term loans for more than 1,000 local infrastructure projects such as local roads and bridges, and water and wastewater facilities.
Additional details on these projects are provided in Paper B, Achieving Our Potential: Progress
Towards a New Generation of Economic Growth.  The municipalities participating in OSIFA's loan program are saving millions of dollars in interest charges and transaction fees over the life of their loans--savings that benefit local taxpayers.  Beginning in 2005-06, the OSIFA loan program is being broadened so that loans will also be available to municipalities for investments in local culture, tourism and recreation infrastructure projects.  Universities will also be able to apply for OSIFA loans for investments that support their work as world-class educators and innovators.  Energy conservation projects will be a key OSIFA priority for both the municipal and university sectors.

RESPONSIBLE FISCAL MANAGEMENT
While the 2005 Budget outlines significant investments in key priority areas, it also provides a responsible plan to address the financial burden of the structural deficit. The government's fiscal plan takes important steps to balance the budget.  The 2004-05 interim deficit is projected at $3.0 billion,
$2.5 billion lower than the previous year and $3.1 billion lower than the 2004-05 projection in the
2004 Budget. Further details are included in Appendix 1, Details on Ontario's Finances. The
Province's plan, which includes historic and long-term investments in postsecondary education, is to eliminate the deficit no later than 2008-09. A balanced budget will be achieved one year earlier, if the reserve is not required in 2007-08.

Key objectives:
o    Eliminate the deficit no later than 2008-09. A balanced budget will be achieved one year earlier, if the reserve is not required in 2007-08.
o    Hold the line on spending in most areas--15 ministries' operating budgets in 2005-06 flatlined, declining or increasing at a rate less than inflation.
Key achievements to date include:
o    2004-05 interim deficit projected at $3.0 billion--$2.5 billion lower than the previous year and $3.1 billion lower than the 2004-05 projection in the 2004 Budget.
o    Over half of the $750 million program review savings target set for 2007-08 in the 2004 Budget has been identified.
---------------------------------------------------------------------------------------------------------------

The 2005 Budget also provides for necessary investments in key areas such as publicly funded education, postsecondary education, training, health care and the economy, but in a balanced and responsible manner.  Living within the Province's means and promoting efficient public services is key to addressing the structural deficit and ensuring that necessary programs and services are affordable and available in the long term.

Section II: Ontario's Fiscal Plan

ONTARIO'S UNDERLYING STRUCTURAL DEFICIT
[A graph showing the percent growth in taxation revenue and the percent growth in program spending for the fiscal years 2000-01 to 2003-04.]

The creation of Ontario's structural deficit
began in 2000-01, when program spending
growth began to outpace growth in taxation
revenue.  In fact, between 2000-01 and 2003-
04, spending on Provincial programs grew
by 21 per cent while Provincial taxation
revenue, which provides the bulk and most
stable source of Provincial revenue, actually
declined by 0.7 per cent.  A slowing
economy during this period, combined with
the impact of tax cuts and a rapid escalation
in program spending, culminated in a deficit
of $5.5 billion in 2003-04.  This was largely
a structural deficit, which threatened to
persist unless action was taken.

In response to this situation, the 2004 Budget Plan aimed to eliminate the deficit without destabilizing health care, education and other key public services by holding average annual growth in total
Provincial program spending to less than the growth in taxation revenue over the medium term.

The 2005 Budget reaffirms the government's commitment to the fiscal principles originally outlined in the 2004 Budget.  What has become clear over the past year, however, is that Ontario's social and infrastructure deficits cannot be eliminated without additional investments over the medium term.  The government believes that years of neglect in these critical sectors must continue to be addressed, but in a fiscally responsible and balanced manner. The government's medium-term fiscal plan takes into account the additional necessary investments being made to improve Ontario's health care system, public schools and postsecondary education and training system.  Through steadily declining deficit targets and strategic investments in the public infrastructure and services that people value, the medium-term fiscal plan will promote economic prosperity and ensure responsible management of the
Province's finances, including the elimination of the deficit.

A RESPONSIBLE AND DISCIPLINED FISCAL PLAN
[A graph showing Ontario's fiscal balance in billions of dollars for the fiscal years 2003-04 to 2008-09.]

The Province's plan, which includes historic
and long-term investments in postsecondary
education, is to eliminate the deficit no later
than 2008-09. A balanced budget will be
achieved one year earlier, if the reserve is not
required in 2007-08.

Eliminating the structural deficit is a key
component to restore responsible
management to Ontario's finances.
However, the government will not force the
achievement of a balanced budget at the
expense of all other considerations or ignore
the need to revitalize the Province's publicly
funded school, postsecondary education, training and health care systems.  Fiscally sustainable social programs that people value and that promote economic growth are the hallmarks of good governments.

However, the government cannot ignore the financial burden of the structural deficit either--discipline is still required.  The fiscal plan in this Budget represents a disciplined and balanced approach to investing in the long-term viability of public services that people value most while modernizing the delivery of these services and ultimately returning the Province to fiscal stability.

KEY ELEMENTS OF THE FISCAL PLAN
This government introduced the Fiscal Transparency and Accountability Act, 2004, which requires any government that plans for a deficit to show how and when it will balance the Province's budget.

The key elements by which the government's fiscal plan will eliminate the deficit in a responsible way are as follows:

o    Achieving a health care system that delivers high-quality, results-focused and patient-centred health care within a sustainable funding envelope over the medium term.
o    Finding the remaining $343 million in program review savings required to meet the $750 million target for 2007-08 as set out in the 2004 Budget.
o    Ensuring a sustainable revenue base to support the programs and services people value, through such measures as hiring additional service and enforcement staff for tax administration, and improving the management of the Province's revenue and accounts receivable.
o    Maintaining cautious and prudent fiscal planning including an annual reserve.
o    Making disciplined decisions that hold the line on spending in most areas--15 ministries'
     operating budgets flatlined, declining or increasing at a rate less than inflation.

The 2004 Ontario Budget indicated that in order to provide funding for priorities while at the same time balancing the budget, holding the line on spending in most other areas would be required. This
Budget provides substantial new investments for postsecondary education and health care. At the same time, many ministries' operating budgets are either flatlined or declining. There are 15 ministries in
2005-06 that are growing at a rate less than inflation, which is expected to be 2.1 per cent in 2005.

Spending Held in Check--15 Ministries' Operating Budgets Flatlined, Declining or Increasing at a Rate
Less Than Inflation
($ Millions)
---------------------------------------------------------------------------------------------------------------
                                                                     Interim            Plan           Per Cent
                                                                      2004-05          2005-06           Change
                                                           ----------------------------------------------------
Agriculture and Food*                                                    733               564              (23.1)
Attorney General                                                       1,183             1,199                1.4
Community Safety and Correctional Services                             1,741             1,753                0.7
Consumer and Business Services                                           201               178              (11.4)
Culture                                                                  295               275               (6.8)
Environment                                                              310               314                1.3
Executive Offices                                                         19                19                0.0
Finance--Own Account**                                                  1,141             1,126               (1.3)
Intergovernmental Affairs                                                 13                 8              (38.5)
Management Board Secretariat***                                          687               469              (31.7)
Municipal Affairs and Housing                                            771               683              (11.4)
Native Affairs Secretariat                                                18                14              (22.2)
Natural Resources                                                        485               492                1.4
Office of Francophone Affairs                                              4                 4                0.0
Tourism and Recreation                                                   184               163              (11.4)
---------------------------------------------------------------------------------------------------------------
*    Excludes One-Time and Extraordinary Costs.
**   Excludes the Community Reinvestment Fund/Ontario Municipal Partnership Fund, Community Reinvestment Fund One-Time
     Transition Funding, Interest on Debt and Power Purchases.
***  Excludes Retirement Benefits and Contingency Fund.
Source: Ontario Ministry of Finance.
                                                           ----------------------------------------------------

KEY RISKS TO THE ECONOMIC AND FISCAL OUTLOOK
Given the multi-year nature of the government's fiscal plan, there are a number of risks and cost drivers that could affect the way in which the plan is achieved.

The achievement of the government's fiscal plan is subject to economic risks.  Ontario is part of an interconnected global economy and developments beyond its borders, particularly the strength of the
U.S. economy, the Canadian dollar and oil prices, strongly influence the province's growth.
Additional details on Ontario's economic risks are outlined in the Appendix to Paper B, Ontario's
Economic Outlook.

A key cost driver within the Province's deficit outlook is the demand for funding in the health care sector that has been growing each year at unsustainable rates.  Over the past five years, from 2000-01 to 2004-05, Ontario's health care operating spending has increased at an average annual rate of 8.2 per cent, about twice the rate of Ontario's nominal GDP growth.  By contrast, taxation revenue growth has averaged only 2.9 per cent annually during this period.  Only 10 years ago, total health care spending of $17.8 billion accounted for 38 per cent of total Provincial program spending.  In 2005-06, the government will invest $32.9 billion in Ontario's health care system, amounting to 46 per cent of total program spending.

Growth in health care spending that exceeds growth in revenue can only "crowd out" available funding for other programs, services and investments, ultimately threatening the long-term economic growth potential of the Province.  Health care expense must more closely align with the rates of growth in Provincial revenue to address the structural deficit. The government's medium-term fiscal plan is based on lowering the rate of growth in health care spending to be more in line with economic and revenue growth.

Maintaining fiscal sustainability can also be complicated by the uncertain or transitory nature of federal funding.  For example, targeted federal wait-time funding will be reduced by $600 million nationally in 2008-09, although provinces will be expected to maintain the associated services.  As well, total transfers to Ontario from the federal government will decline by more than $200 million in
2006-07. Similarly, Provincial investments in early learning and child care are contingent on the federal government providing nationwide funding on an ongoing and sustainable basis.

More details on potential risks, cost drivers and contingent liabilities are contained in Appendix 1,
Details on Ontario's Finances.

Section III: Details of the Fiscal Plan--Ontario's Medium-
Term Fiscal Outlook

MEDIUM-TERM FISCAL OUTLOOK
[A graph showing the fiscal balance in billions of dollars
 for the fiscal years 2003-04 to 2008-09.]

The Fiscal Transparency and Accountability
Act, 2004 requires the government to provide
a medium-term fiscal outlook in the budget
that includes, at a minimum, details on the
current fiscal year plus the following two
years.  The 2005 Budget provides details of
planned revenue and expense from 2005-06
through to the 2008-09 fiscal year.  In
addition, this section outlines the major
changes to the medium-term fiscal outlook
from the one outlined in the 2004 Budget.
Further details are included in Appendix 1,
Details on Ontario's Finances.

The government's medium-term fiscal plan aims to reduce the Provincial deficit from the $5.5 billion recorded in 2003-04 and $3.0 billion in 2004-05 by setting steadily declining deficit targets of
$2.8 billion in 2005-06, $2.4 billion in 2006-07, $1.5 billion in 2007-08, and achieving a balanced budget no later than 2008-09. A balanced budget will be achieved one year earlier, if the reserve is not required in 2007-08.

Revenue: Details of Medium-Term Outlook
Total revenues are forecast to increase $4.6 billion or 5.9 per cent in 2005-06.  Between 2005-06 and
2008-09, total revenue is projected to grow at an average annual rate of 4.1 per cent, from
$81.7 billion in 2005-06 to $92.2 billion in 2008-09. The revenue outlook in this Budget includes no new taxes or tax increases.

o    Taxation Revenue is forecast to increase $2.3 billion or 4.1 per cent in 2005-06 and by
     $8.9 billion between 2005-06 and 2008-09, with annual growth averaging 4.9 per cent. Overall taxation revenue growth is consistent with the 4.8 per cent average annual growth of nominal gross domestic product over the 2005 to 2008 period. The taxation revenue forecast is based on the detailed Ontario economic outlook presented in the Appendix to Paper B, Ontario's Economic
     Outlook, and includes the impact of all revenue measures announced to date, such as the tax administration effectiveness initiatives announced in last year's Budget.
     -   The Personal Income Tax revenue forecast is based on the economic outlook that calls for rising employment, wages and incomes in Ontario.

     -   Retail Sales Tax revenue growth projections are based on the forecast for increased household and business spending.
     -   Corporations Tax is the most volatile of Ontario's tax revenue sources. These revenues are projected to decline by 2.8 per cent in 2005-06, and grow modestly afterwards.
     -   The increase in Ontario Health Premium revenues in 2005-06 is due to the program being in place for the entire 2005-06 fiscal year, whereas it was only in effect for three-quarters of
         2004-05.  The Ontario Health Premium revenue forecast is largely based on the forecast for population and personal income growth.
     -   Other Taxation Revenue forecasts are based on their most closely associated economic drivers.  For example, the Employer Health Tax forecast reflects the Ontario wages and salaries projection and the Land Transfer Tax forecast is consistent with the housing market outlook.
o    Transfers from the Government of Canada are forecast to increase by $1.1 billion or 9.6 per cent in 2005-06, and by $0.8 billion between 2005-06 and 2008-09, with annual growth averaging
     2.0 per cent. This forecast is based on current federal-provincial agreements, funding commitments and formulas for major health and social transfers.  The outlook includes the increased health care funding arising from the September 2004 First Ministers' health agreement of $1.2 billion in 2005-06, $1.3 billion in 2006-07 and 2007-08, and the commitment to increase certain health transfers by six per cent per year thereafter until 2013-14.  Additional Early
     Learning and Child Care funding announced in the 2005 federal budget of $0.3 billion in 2005-06 and 2006-07 and $0.5 billion per year thereafter until 2009-10 is included in the forecast.  The decline in revenues in 2006-07 compared to 2005-06 is primarily due to the final revenue in
     2005-06 from past federal Canada Health and Social Transfer Supplements and Medical
     Equipment Trust Funds.
o    Income from Government Enterprises is forecast to increase by $0.5 billion or 14.4 per cent in
     2005-06 and remain fairly flat between 2005-06 and 2008-09, with an average annual growth rate of 0.4 per cent. This forecast is based on information provided by business enterprises.  Revenue increases in 2005-06 and 2006-07 are mainly due to projected increases in Ontario Power
     Generation Inc. (OPG) net income arising from the government's electricity reforms included in the Electricity Restructuring Act, 2004, including fair and stable prices for electricity provided by
     OPG. The decline in revenue in subsequent years is a result of a decline in OPG net income, which reflects the government's commitment to close coal-fired generating plants. Liquor Control Board of Ontario net income is forecast to rise over the forecast period based on increasing sales.
     Ontario Lottery and Gaming Corporation net income remains fairly flat over the forecast period due to continued competitive pressures on border casinos, and the expected continued strength of the Canadian dollar against the U.S. dollar.
o    Other Non-Tax Revenue is forecast to increase $0.6 billion or 10.3 per cent in 2005-06 and by
     $0.7 billion between 2005-06 and 2008-09, with annual growth averaging 3.5 per cent. Other
     Non-Tax Revenue includes a variety of revenue sources, such as reimbursements to the Province for services; government licence, permit and other fees; revenue from sales and rentals; and Crown resource royalty payments to the Province.  These revenues tend to be primarily influenced by demographic factors and revenue policies, but some cyclical factors are present such as royalties from Crown timber.  Most of the revenue growth in 2005-06 is due to electricity reforms included in the Electricity Restructuring Act, 2004, which are expected to increase revenues from the sale of electricity purchased from non-utility generators. The outlook includes roughly $0.4 billion per year in revenues arising from amortizing the elimination of the non-utility generator power purchase agreement liability over time.  Improved management of revenue and accounts receivable is also expected to boost non-tax revenues over the forecast period.

Expense: Details of Medium-Term Outlook
Over the medium term, total expense will rise from $83.5 billion in 2005-06 to $90.7 billion in
2008-09, an increase of $7.2 billion.  Annual growth in total expense will average 2.8 per cent over this period, down from the 4.2 per cent growth rate projected for 2005-06.

A key part of the strategy to eliminate the structural deficit will be a disciplined approach to containing the growth in program spending to rates below that of taxation revenue.  This Budget projects that between 2005-06 and 2008-09, program spending will grow by 3.1 per cent on average each year, much lower than the 4.9 per cent average annual growth in taxation revenue.

o    Health care operating spending will grow by 5.9 per cent, or $1.8 billion, in 2005-06. Between
     2005-06 and 2008-09, health care operating spending will increase by a total of $4.4 billion. In keeping with the government's change strategy, this funding will focus on promoting wellness, providing greater access to primary care, and reducing wait times for MRI/CT scans, cancer care, cataract and cardiac procedures, and hip and knee replacements.
o    Education spending will grow by $0.7 billion in 2005-06 and by $1.2 billion between 2005-06 and 2008-09, reflecting the government's commitment to stabilize Ontario's education system, reduce elementary classroom sizes and improve student achievement.
o    Training, Colleges and Universities will receive $4.8 billion in 2005-06, growing to $5.5 billion by 2008-09 to implement the Reaching Higher plan to increase access to quality postsecondary education and training.
o    Children's and Social Services will receive an additional $0.5 billion in 2005-06, with a total operating budget growing to $10.3 billion by 2008-09, mainly to implement Best Start, contingent on federal funding for child care, and to renew the emergency energy assistance fund for low-
     income households.  This increase will also allow the government to flow through incremental increases to the federal National Child Benefit Supplement to social assistance recipients for another year, delivering an additional $28 million in benefits in 2005-06.
o    Justice sector spending will be maintained at approximately the 2004-05 funding level of
     $2.9 billion over the medium term.
o    Other Programs will decline by $0.2 billion in 2005-06 and be held to 1.0 per cent average annual growth over the medium term, with most ministries' operating budgets flatlined or declining.

Medium-Term Fiscal Plan and Outlook
($ Billions)
---------------------------------------------------------------------------------------------------------------
                                                        Interim        Plan              Outlook
                                                ---------------------------------------------------------------
                                                        2004-05     2005-06    2006-07     2007-08      2008-09
---------------------------------------------------------------------------------------------------------------
Revenue
Taxation Revenue
     Personal Income Tax                                   19.1        20.0         21.3        22.7         24.3
     Retail Sales Tax                                      14.9        15.5         16.5        17.3         18.2
     Corporations Tax                                       9.5         9.2          9.4         9.6          9.8
     Ontario Health Premium                                 1.7         2.4          2.5         2.7          2.8
     All Other Taxes                                       10.2        10.6         10.9        11.2         11.6
Total Taxation Revenue                                     55.5        57.7         60.6        63.4         66.7
Government of Canada                                       12.0        13.2         12.9        13.6         14.0
Income from Government Enterprises                          3.5         4.0          4.2         4.1          4.1
Other Non-Tax Revenue                                       6.1         6.8          7.0         7.3          7.5
Total Revenue                                              77.1        81.7         84.8        88.5         92.2
Expense
Programs
     Health Care                                           31.1        32.9         34.6        35.9         37.4
     Education (excludes Teachers' Pension                 10.5        11.3         11.7        12.2         12.4
         Plan)
     Training, Colleges and Universities                    4.3         4.8          5.1         5.4          5.5
     Children's and Social Services                         9.2         9.8         10.0        10.2         10.3
     Justice                                                2.9         3.0          2.9         2.8          2.8
     Other Programs                                         9.5         9.3          9.0         9.5          9.6
Total Programs                                             67.6        71.0         73.3        75.9         77.9
Capital                                                     2.9         2.7          2.5         2.1          2.1
Interest on Debt                                            9.6         9.8         10.0        10.4         10.7
Total Expense                                              80.1        83.5         85.7        88.5         90.7
Surplus/(Deficit) Before Reserve                           (3.0)       (1.8)        (0.9)        0.0          1.5
Reserve                                                     -           1.0          1.5         1.5          1.5
Surplus/(Deficit)                                          (3.0)       (2.8)        (2.4)       (1.5)         0.0
---------------------------------------------------------------------------------------------------------------
Note: Numbers may not add due to rounding.
Source: Ontario Ministry of Finance.
                                                ---------------------------------------------------------------

Capital investment will be $2.7 billion in 2005-06, $2.5 billion in 2006-07, and $2.1 billion in 2007-08 and 2008-09.  This level of capital investment will support a five-year, $30 billion infrastructure plan.
Planned levels of capital investment may be supplemented from the proceeds of strategic asset management initiatives.

Interest on debt costs are forecast to grow by $0.9 billion between 2005-06 and 2008-09, reflecting the government's deficit targets and professional and cost-effective debt management. In 2005-06, interest on debt costs will amount to roughly 12 per cent of total Provincial revenue and remain there until
2008-09.

Fiscal Prudence
In addition to applying a disciplined approach to balancing strategic investments in key priority areas with a plan to eliminate the deficit, the government's medium-term fiscal plan also includes prudence in recognition of the risks inherent in any fiscal and economic forecast.  As a result, reserves of
$1.5 billion in 2006-07 and beyond have been included to protect against such unforeseen and adverse changes in the economic and fiscal outlook.  These reserves are $0.5 billion higher than the
$1.0 billion reserve included in 2005-06 to better reflect the risks and uncertain nature of medium-term fiscal projections.  These reserves are also over and above the prudence built into the economic outlook on which the revenue projections for the Province are based.

The deficit will be eliminated no later than 2008-09, and a balanced budget will be achieved one year earlier, if the reserve is not required in 2007-08.

KEY CHANGES SINCE THE 2004 ONTARIO BUDGET
In the past year, since the release of the 2004 Ontario Budget, a number of key changes have occurred that have had an impact on the Province's fiscal outlook. These include changes in the medium-term economic outlook, ongoing pressures in health care and the development of a plan to revitalize
Ontario's postsecondary education system as provided for in this Budget.

The following table provides an overview of the key changes to the medium-term fiscal outlook since the release of the 2004 Ontario Budget.

Impact of Key Changes to the Medium-Term Deficit Targets
($ Billions)
---------------------------------------------------------------------------------------------------------------
                                                                           Plan                 Outlook
                                                           ----------------------------------------------------
                                                                        2005-06          2006-07        2007-08
                                                           ----------------------------------------------------
Surplus/(Deficit) as per 2004 Budget                                      (2.1)             (1.5)             0.0
Key Revenue Changes Since 2004 Budget:
     Taxation Revenue Changes
         Higher 2004-05 Taxation Revenue Base                              1.1               1.2              1.3
         Economic Growth Forecast                                         (1.0)             (1.1)            (1.3)
         Revenue Initiatives                                              (0.1)             (0.1)            (0.1)
     Net Taxation Revenue Change                                           0.1               -               (0.1)
     First Ministers' Health Agreement                                     1.2               1.3              1.3
     Additional Federal Early Learning and Child Care                      0.3               0.3              0.5
         Funding
     Other Revenue Changes                                                 0.3               0.6              0.8
Total Revenue Changes                                                      1.8               2.3              2.4
Key Expense Changes Since 2004 Budget:
     Postsecondary Education and Training                                  0.5               0.8              1.0
     Additional Health Care Investments                                    2.1               2.7              3.1
     Additional Education Investments (excludes Teachers'                  -                 -                0.2
         Pension Plan)
     New Investments in Early Learning and Child Care*                     0.3               0.3              0.5
     All Other Expense Changes (Net)*                                      1.2               0.6              0.3
     Interest on Debt                                                     (1.0)             (1.1)            (1.0)
Total Expense Changes                                                      3.0               3.2              3.9
Change in Reserve                                                         (0.5)              -                -
Total Changes Since 2004 Budget                                           (0.7)             (0.9)            (1.5)
2005 Budget Surplus/(Deficit)                                             (2.8)             (2.4)            (1.5)
Reserve                                                                    1.0               1.5              1.5
2005 Budget Surplus/(Deficit) Before Reserve                              (1.8)             (0.9)             0.0
---------------------------------------------------------------------------------------------------------------
*    Includes new operating and capital expense.
Note: Numbers may not add due to rounding.
Source: Ontario Ministry of Finance.
                                                           ----------------------------------------------------

The 2004 Budget projected medium-term deficit targets of $2.1 billion in 2005-06, $1.5 billion in
2006-07 and a balanced budget in 2007-08.

Taking into account key revenue and expense changes since the 2004 Budget, including the initiatives announced as part of this Budget, the Provincial deficit is projected to decline from the $5.5 billion recorded in 2003-04 and $3.0 billion in 2004-05 to $2.8 billion in 2005-06, $2.4 billion in 2006-07,
$1.5 billion in 2007-08, and achieving a balanced budget no later than 2008-09. A balanced budget will be achieved one year earlier, if the reserve is not required in 2007-08.

Total revenue is higher throughout the medium term than originally projected in the 2004 Budget, primarily due to higher transfers from the Government of Canada and other non-taxation revenues.
Major changes include:

o    Higher 2004-05 taxation revenues, primarily Corporations Tax revenues, resulting in a higher base upon which growth is applied, increasing the taxation revenue forecast from 2005-06 onwards.
o    The current economic growth forecast--notably slower Ontario nominal gross domestic product
     (GDP) growth in 2005 (1.1 percentage points lower) and 2006 (0.6 percentage points lower)--has reduced the taxation revenue outlook from 2005-06 onwards.
o    Revenue initiatives taken since the 2004 Budget (see Paper C, Details of Revenue Measures)
     have reduced the revenue outlook by $0.1 billion per year.
o    The net change in the taxation revenue outlook, taking into account the higher 2004-05 revenue base, slower economic growth forecast and revenue initiatives, is a slightly higher level of revenues in 2005-06 ($0.1 billion), virtually no change in 2006-07 and a slight decrease in
     2007-08 ($0.1 billion).
o    The September 2004 First Ministers' health agreement increased revenues by $1.2 billion in
     2005-06 and $1.3 billion in 2006-07 and 2007-08.
o    Additional early learning and child care funding announced in the 2005 federal budget will increase revenues by $0.3 billion in 2005-06 and 2006-07, and by $0.5 billion in 2007-08.
o    Other revenue changes mainly reflect amortizing the elimination of the non-utility generator power purchase agreement liability over time and improved management of non-tax revenues.

These increases in total revenue are offset by additional investments made in key Provincial programs, such as publicly funded education, postsecondary education and health care. While the government would have preferred to respond more quickly to the needs of the postsecondary education sector and infrastructure, the government chose to balance these required investments with disciplined fiscal planning in order to ensure responsible management of the Province's finances.

New planned investments since the 2004 Budget include:

o    Additional funding to implement the Reaching Higher plan to enhance student financial assistance and improve access to quality postsecondary education and training.
o    Total health care operating spending will be $3.1 billion higher in 2007-08 compared to what was projected in the 2004 Budget, largely as a result of the additional federal transfers arising from the September 2004 First Ministers' health agreement and the incremental funding for health care announced as part of this Budget--for a total cumulative increase of $7.9 billion over three years.
o    An additional $0.2 billion is being invested in 2007-08, beyond what was outlined in the 2004
     Budget, to support fully the government's plan to revitalize Ontario's publicly funded education system. This investment will ensure the implementation of the government's goals for student achievement.
o    An additional investment of $0.3 billion in 2005-06, growing to $0.5 billion by 2007-08, contingent on federal support, to provide the Province with revenue to implement the Best Start early learning and child care initiative.
o    An additional $2.0 billion in spending will be provided to other sectors over the period from
     2005-06 to 2007-08, including social and other programs that support various economic sectors of the province.

As a result of a $3.1 billion improvement in the forecast deficit for 2004-05 from $6.1 billion at the time of the 2004 Budget to the interim outlook of $3.0 billion in the 2005 Budget, forecast interest on debt costs are considerably lower over the medium term.  These lower interest on debt costs are also the result of lower-than-forecast interest rates, and continued professional and cost-effective debt management.

In 2005-06, the reserve was also decreased by $0.5 billion from the $1.5 billion included in the 2004
Budget to its current level of $1.0 billion, the typical amount of caution included in the current budget year.

PRUDENT DEBT-TO-GDP RATIOS
[A graph showing the projected debt to GDP ratio in billions of dollars for the fiscal years 2003-04 to 2008-09.]

Another key component of the government's
medium-term fiscal plan to restore
responsible fiscal management to Ontario is
the commitment to maintain a prudent level
of Provincial debt (defined as accumulated
deficit) relative to the size of Ontario's
economy as measured by nominal gross
domestic product (GDP).  Ongoing debt
accumulation can significantly limit the
extent to which vital public services can be
funded, as increasing debt charges "crowd
out" funds available for spending on
government priorities. Responsible fiscal
management, therefore, needs to be long
term and intergenerational in focus to ensure
that future generations are not burdened with the cost of current overconsumption or inefficient delivery of government services.

Consistent with the medium-term fiscal plan contained in this Budget, the Province's debt-to-GDP ratio is projected to decline from 25.1 per cent in 2003-04 to 21.5 per cent by 2008-09.

$23 BILLION GAP
The Government of Ontario as well as third parties such as CIBC World Markets have identified a
$23 billion gap between the amount Ontarians pay to the federal government in taxes and the amount they receive in federal programs and services.

The Province's determination to engage the federal government in addressing this fiscal gap is about investing in Ontario's economy.  It is about a stronger Ontario for a stronger Canada. It is not about balancing Ontario's books more quickly than this Budget's fiscal plan projects.

Section IV:  Making Progress: Modernizing Government

The Ontario Government has been recognized as a leading-edge public administration, due to its ability to understand and respond to the needs of the population.  Ontarians expect a great deal from their government and the government embraces this challenge.  They expect the government to be focused on priorities, achieve the results that matter most to them, and be open, transparent and accountable in doing so.  In addition, they expect programs and services to be well managed so that they are receiving excellent value for their tax dollars.

The government is constantly looking at ways to improve programs and services to ensure Ontarians receive the best return on their investment in public services.

At the same time, the Province needs to live within its means.  The 2004 Budget included a plan to undertake a comprehensive review of the programs that the government delivers in order to ensure the long-term fiscal viability of the programs that matter most to Ontarians. This review process represents a disciplined effort to align medium-term budgeting with priorities and results.  The government's focus is on modernizing and changing public programs and services to achieve long-term, cost-effective results, and to invest in and protect priority services such as health care and education.

The government's modernization plan is designed to achieve the following three objectives:

o    Making progress on program review savings targets--achieve savings of $750 million in
     2007-08.
o    Creating more efficient government--provide higher-quality services that are delivered in an efficient and effective manner.
o    Controlling long-term costs--meet growing public demands for improved health care, education and other key services at an affordable cost that is fiscally sustainable in the long run.

Making Progress on Program Review Savings Target
In just one year, the government has implemented plans designed to achieve over half of the
$750 million program review savings target for 2007-08, as set out in the 2004 Budget.  The majority of these savings are from administrative and back-office services.  Achieving this savings target is an important component of the government's plan to ensure long-term responsible management of the
Province's finances.

Of the $750 million program review savings target for 2007-08, $350 million has been found in direct program savings and a further $57 million has been found through more efficient management of the
Province's revenues.

Major areas of program savings by 2007-08 include the following:

o    Overhauling the government's internal transactions and business support services, to improve processes and streamline purchasing practices, to reduce total procurement costs by 10 per cent by
     2007-08 and to generate annual savings of $200 million when fully implemented.  One example is the re-tendering of the government's contract for courier services, which will save approximately
     $2.5 million on courier charges alone.
o    Helping government ministries trim their accommodation costs using a strategy that better aligns real estate needs with government priorities will save $50 million annually by 2007-08.  This will be accomplished, for example, through improved management of realty assets, reduced space standards, and the retrofitting of government buildings to reduce energy consumption across the
     Ontario Public Service (OPS).
o    Reducing information technology spending through better asset management, the consolidation of infrastructure and a rationalization of common services and applications across ministries, will save Ontarians $100 million annually by 2007-08. For example, greater sharing of information technology services and equipment across all ministries will lead to greater reuse of technology investments and a reduction in the overall number of computers required to deliver government programs and services. In addition, the number of computer servers throughout the OPS will be reduced by 20 to 40 per cent.

Other program review measures designed to improve the Province's business practices will generate a further $57 million in savings in 2007-08:

o    These measures include better management of the Province's revenue and accounts receivable, increased use of electronic funds transfer, early payment discounts from suppliers, reductions in small value transactions, the use of new technologies and the implementation of new financial management mechanisms such as revolving accounts and special operating agencies.

A next step in modernizing government is the intent to update legislation governing the public service to embed the principles of accountability, transparency and delivery of results.

Delivering Efficient Government
Reviewing government spending on a comprehensive and ongoing basis is what Ontarians should demand and expect.  It is through this sort of scrutiny that the government will be able to achieve a balanced budget while ensuring that resources are aligned with priorities and program operations are efficient.

Central to that plan is the reality that the government must focus on what it does best, such as developing policy and legislation, establishing program and service standards, and assuring quality service. The Province should only be in the business of direct-service delivery when it can provide a service more efficiently than anyone else or there is a clear public interest served.

It is within this context that a comprehensive review of Provincial expenses will continue. This includes looking for ways to improve service for Ontarians and ensure efficiency. The review will focus on large growing programs and identify options to ensure these programs remain affordable, and to continue to look for ways to simplify government by co-ordinating and harmonizing with other levels of government.

The government is also reviewing its central operations to ensure that they are refocused to support the government's modernization plan.  This review will mean a smaller, more integrated and strategic centre of government.

Federal-Provincial Partnerships
The Province is also seeking to form new strategic partnerships with the federal government in an effort to reduce overlap and duplication and thereby promote more efficient and cost-effective programs and services.  The Province needs the federal government to commit to these strategic partnerships in order to make progress in closing the federal funding gap and to promote the economic prosperity of Ontario.  Key strategies include the following:

o    Working with the federal government to design a single system for collecting federal and Ontario corporate taxes that, if implemented, would improve service delivery and provide savings to taxpayers while maintaining Ontario's fiscal position.
o    Working with the federal government to develop a co-ordinated labour-market training system to ensure that programs meet the evolving needs of Ontarians and working towards a fair share for
     Ontario's unemployed in Employment Insurance funding. New federal funding to close the gap between Ontario and the rest of Canada will expand existing labour-market training services and enable the creation of a seamless, integrated system in Ontario.
o    Negotiating with the federal government and working towards a fair share in federal funding for settlement, integration and adult language training services to improve outcomes for Ontario's new Canadians.  A new partnership with the federal government, which improves service delivery and narrows the funding gap, will help Ontario leverage talented newcomers into jobs and investment.
o    Working with the federal government to strengthen and improve Ontario's meat inspection system and move to an integrated and seamless inspection system.  Harmonization of meat safety standards and inspection will create a more efficient and harmonized system across the province.

At present, over 80 per cent of Provincial program spending is in the form of transfer payments to individuals and organizations. In 2004-05, Provincial program spending amounted to $67.6 billion, of which the seven largest transfer payment programs and three largest ministry-delivered programs accounted for almost two-thirds of the total.

Major Areas of Provincial Program Spending
---------------------------------------------------------------------------------------------------------------
                                                                                       2004-05 Interim
                                                                         --------------------------------------
                                                                                                   As a % of Total
                                                                                   $ Billions     Program Spending
                                                                         --------------------------------------
Seven Largest Transfer Payment Programs:
     Operation of Hospitals*                                                             11.9                17.5
     School Board Operating Grants                                                       10.0                14.8
     OHIP Payments to Physicians and Practitioners                                        7.4                11.0
     Social Assistance Benefits                                                           4.0                 6.0
     Drug Programs**                                                                      3.3                 4.8
     Colleges and University Operating Grants***                                          3.3                 4.8
     Long-Term Care Homes                                                                 2.5                 3.7
Total--Seven Largest Transfer Payment Programs                                            42.3                62.6
Three Largest Ministry-Delivered Programs:
     Teachers' Pension Plan/Ontario Public Service Retirement Benefits                    0.7                 1.1
     Ontario Provincial Police                                                            0.7                 1.1
     Correctional Services                                                                0.6                 0.9
Total--Three Largest Ministry-Delivered Programs                                           2.1                 3.1
Total--Seven Largest Transfer Payment Programs and Three                                  44.4                65.7
     Largest Ministry-Delivered Programs
All Other Program Spending                                                               23.2                34.3
Total Program Spending                                                                   67.6               100.0
---------------------------------------------------------------------------------------------------------------
*    Includes one-time funding of $0.4 billion provided to hospitals in 2004-05.
**   Includes drug programs delivered by the Ministry of Health and Long-Term Care and Ministry of Community and Social Services.
***  Includes base operating grants and special-purpose grants provided to postsecondary institutions.
Note: Numbers may not add due to rounding.
Source: Ontario Ministry of Finance.
                                                                         --------------------------------------

The seven largest transfer payment programs and three largest ministry-delivered programs help support the important goals and priorities of the Province, such as:

o    supporting the operation of 152 public hospital corporations on 228 sites, including over 40,000 nurses;
o    supporting the public education of two million elementary and secondary school students provided by 120,000 teachers;
o    paying for medical services provided by almost 22,000 physicians in Ontario, including 10,800 family doctors and 11,000 specialists;
o    providing support to almost 194,000 Ontario Works cases and 226,000 Ontario Disability Support
     Program cases;
o    funding for over 3,400 prescription drugs and drug products provided primarily to seniors, residents of long-term care homes and social assistance recipients;
o    supporting over 300,000 full-time university students and more than 150,000 full-time college students through operating grants to colleges and universities;
o    funding for more than 74,000 beds in almost 600 long-term care homes;
o    co-sponsoring the pensions for teachers, and sponsoring retirement benefits (including pensions)
     for Ontario Public Service employees;
o    providing funding for over 7,500 Ontario Provincial Police staff to support the enforcement of safety and security in Ontario's communities; and
o    funding for 31 correctional institutions, which house on average almost 7,800 adult offenders at any given time, plus probation, parole and conditional sentence supervision of 56,000 adults serving their sentences in communities.

To make more efficient use of public tax dollars and help broader public-sector (BPS) partners meet their commitments, the Province is supporting modernization efforts across the BPS.  The government will ensure that the BPS delivers vital programs and services in the most efficient and effective way and that taxpayers get the best value for the services they care about most.

The government will use this ongoing review to improve its performance in providing timely, efficient and effective service delivery and to seek strategic opportunities for better federal-provincial co-
ordination to reduce overlap and duplication.

Controlling Long-Term Costs
Helping the government's BPS partners manage the rate of growth in their spending will also help refocus investment in public priorities over the long term.

OntarioBuys was created by the Ontario Government in May 2004 with a three-year mandate to facilitate and accelerate the implementation of integrated supply chain leading practices by Ontario's
BPS.

Over the past 12 months, scores of Ontario BPS institutions have responded, aware that changing their supply chains presents a rare opportunity to reduce costs and improve service levels.

In the hospital sector, for example, it is estimated that integrated supply chain leading practices have the potential to:

o    redirect over $100 million per year of hospital supply chain costs towards front-line care; and
o    free up staff time towards improved service levels, including improved patient care.

The Hospital eSupply Chain Project is one of several initiatives that OntarioBuys supports.

Six leading health care organizations--representing 46 hospital facilities--will be automating currently manual supply chain functions through the use of eCommerce and other proven technologies.  OntarioBuys' investment will allow these hospitals to redirect more than $25 million over five years away from administrative functions and towards patient services.

Hospital staff currently spend valuable time on supply chain issues and inventory management.
Specific examples of the impact of the Hospital eSupply Chain Project include:

o    Reduced clinical reliance on inefficient paper-based processes, freeing up time for patient care.
o    Improved back-office processes such as integrated order requisition and approval and electronic invoice settlement, allowing purchasing department staff to spend less time pushing paperwork and more time supporting clinicians.
o    Regional integration and consolidation of supply chain processes, allowing hospitals to even more effectively use their bulk buying power to reduce the cost of the $2 billion in goods and services they purchase annually.

The Hospital eSupply Chain Project is an example of how OntarioBuys is helping hospitals reduce their operating costs, improve service levels and support the delivery of better patient care through the adoption of integrated supply chain leading practices.

The government will continue to support its partners in the BPS in finding better and more efficient ways to deliver vital public services and equip them with the tools to do so.  Important opportunities for efficiencies are being pursued in looking for consolidated purchasing and new approaches to providing internal administrative and information technology services.

The Province is also supporting modernization through small, transfer payment projects that will get tangible results and can act as a catalyst for broad reform.

For example, children's aid societies (CASs) work to meet the urgent needs of children who need care.
More consistent and reliable information about children in the system would improve the effectiveness of this important work.  The government will provide the Ontario Association of Children's Aid
Societies with up to $12 million over two years to develop and pilot a single information system that will:

o    make crucial information about children at risk immediately available to agency staff;
o    provide CASs with online access to a province-wide adoption-matching system; and
o    streamline administration.

Finally, as of April 1, 2005, the Province's Auditor General has the legislated authority to carry out value-for-money audits of organizations that deliver front-line services, including those in health and education.  This expanded mandate should help all areas of the public sector manage the Province's finances responsibly. More detailed information can be found in Appendix 2, Transparency and
Accountability.

Conclusion

The government is making significant progress in promoting Success for Students, Better Health for
Ontarians, and revitalizing the postsecondary education system to support better jobs and a new generation of economic growth. The government is moving forward on the priorities of Ontarians--
providing more resources for the Province's publicly funded schools, making major new investments in the postsecondary education and training system, and doing more to help people stay healthy, caring for them if they become sick, and doing what is necessary to ensure medicare is sustained for generations to come.

Through these strategic investments and a disciplined approach to fiscal planning, the Province's books will be in balance no later than 2008-09. A balanced budget will be achieved one year earlier, if the reserve is not required in 2007-08.

Responsible fiscal management is about more than just balancing the budget.  It is about modernizing, building sustainable public services, and ensuring that programs are delivering their desired outcomes and results in the most cost-effective and efficient manner.  To this end, the government performed a rigorous review of its programs and services, and has found more than half of the program review target for 2007-08.  More savings are to come.

Enhanced federal support can play a vital role in complementing this fiscal plan and creating the kind of Ontario that the government, and Ontarians in general, want--better health, high-quality education, and modern infrastructure.

It will take a focused and disciplined effort by all of government and its broader public-sector partners to modernize their activities, put key public services on a sustainable basis, and promote a new generation of economic growth.

More detailed fiscal and financial information can be found in Appendix 1, Details on Ontario's
Finances.